Icahn Capital LP
                                             767 Fifth Avenue, 47th Floor
                                             New York, New York 10153

May 14, 2018

VIA E-MAIL AND EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Christina Chalk, Esq.

Re:        Xerox Corporation
           Soliciting Material filed pursuant to Rule 14a-12 on May 4 and 7,
2018
           Filed by Carl C. Icahn, et al.
           File No. 001-04471

Dear Ms. Chalk:

We express our appreciation for your review of the Additional Soliciting Materials filed on Schedule 14A pursuant to Rule 14a-12 on May 4 and 7, 2018 by Icahn Capital LP, et al. ("Icahn") with respect to Xerox Corporation
("Xerox" or the "Company"), including filings by Darwin Deason, et. al. ("Deason").

We are responding to the comments provided by the staff (the "Staff") of the Securities and Exchange Commission
(the "Commission") by letter dated May 10, 2018. Our responses to the Staff's comments are indicated below, directly following a restatement of the comments in bold, italicized type.

Soliciting Material Filed Pursuant to Rule 14a-12 on May 4, 2018

Exhibit 2

      1. You must avoid making statements that directly or indirectly impugn the character, integrity or personal reputation of other persons or make charges of illegal, improper or immoral conduct without factual foundation. Refer to Rule 14a-9. Provide us supplementally, or disclose, the factual foundation for the statements listed below. In this regard, note that the factual foundation for each such assertion must be reasonable.

                   Xerox Board commits additional intentional breaches of fiduciary duties.

                   Xerox Board is pursuing their own brazen self-interest.

           In connection with a potential settlement of the litigation involving Mr. Deason, Xerox and the Board of
           Directors of Xerox (the "Board") titled 650675/2018 Darwin Deason v. Fujifilm Holdings Corp. et al (the
           "Deason Litigation"), the defendants, including Xerox and the Board, executed and announced a settlement agreement on May 1, 2018. Xerox's press release announcing such settlement agreement is attached hereto as Exhibit A. In that press release, the Board included the following statement (emphasis added):
          "...the Xerox Board of Directors [has] determined that an immediate resolution of the pending litigation and proxy contest is in the best interest of our company and all stakeholders..."

         However, just two days later, the Board allowed the settlement agreement to expire without taking effect solely because the presiding judge in the Deason Litigation did not execute stipulations discontinuing the
         Deason Litigation, despite Mr. Deason and Mr. Icahn offering to waive that condition to effectiveness of the settlement agreement. By law, such stipulations are not required for a private settlement -- in fact, no court order or approval is needed under the law. This was confirmed by the presiding judge in the Deason
         Litigation in an order attached hereto as Exhibit B. The condition in the settlement agreement relating to obtaining executed stipulations was added by the Board solely to provide the directors with additional assurance that any exposure to personal liability was effectively mitigated by virtue of procuring judicial sign-off on the terms of the settlement, even though such sign-off is not required by law. The Participants believe that the record clearly establishes that the directors were acting only in their own self-interest by allowing the settlement agreement to expire solely because the court did not provide them with such extraordinary additional approval, especially since just two days prior the directors publicly stated that the settlement was in the best interest of the Company and its stakeholders.

    2. Disclosure states that "[o]ver the next few months, we intend to see that "massively conflicted" Jeff
         Jacobson..." Similar disclosure can be found in your soliciting material filed pursuant to Rule 14a-12 on May 7, 2018. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. In future filings, statements such as this should be characterized as a belief, supported by facts, or avoided.

         The Participants believe the statement above is supported by facts and does not need to be characterized as a belief or avoided.

         The Participants use of the phrase "massively conflicted" is a direct quote from the April 27, 2018 decision and order of the presiding judge in the Deason Litigation (the "Order"), which is attached hereto as
         Exhibit C. In the Order, the presiding judge details Mr. Jacobson's transgressions, which include but are not limited to: (i) not informing the full board of Fuji's willingness to do an all-cash bid; (ii) continuing to negotiate the transaction with Fuji after being told by the Chairman of the Board to cease all communications with Fuji about a transaction; and (iii) negotiating a position for himself at the combined company resulting from the transaction with Fuji. The Order states (on page 15) that the transaction "was largely negotiated by a massively conflicted CEO [Mr. Jacobson] in breach of his fiduciary duties to further his self-interest and approved by a Board, more than half of whom were perpetuating themselves in office for five years" (emphasis added). The Participants believe the Order, including the excerpted quote above, provides the requisite factual basis for the underlying statement.

Soliciting Material Filed Pursuant to Rule 14a-12 on May 7, 2018

Exhibit 1

    3. See comment 1 above. Provide us supplementally, or disclose, the factual foundation for the following assertion: When referring to the Xerox Board, you state that it entered into the deal with Fuji to further their own personal interests.

         Please note the Participants response to question 2 above. The Order states that the transaction "was largely negotiated by a massively conflicted CEO [Mr. Jacobson] in breach of his fiduciary duties to

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      further his self-interest and approved by a Board, more than half of whom were perpetuating themselves in office for five years" (emphasis added). Additionally, the Order states that the plaintiffs in the Deason
     Litigation "demonstrated a likelihood of success on the merits of [their] claims that defendants breached their fiduciary duties as directors in approving the proposed transaction..." (emphasis added). The
     Participants assertion is based both on conclusions in the Order and the expansive evidentiary record established in the Deason Litigation.

4. See comment 2 above. In future filings, the following statement or types of statements should be characterized as a belief, supported by facts, or avoided: "This means that the lame duck board may no longer deny shareholders...".

     The Participants believe the statement above is supported by facts and does not need to be characterized as belief or avoided.

     As set forth above, the Board publicly announced on May 1, 2018 that a majority of the directors (7 of 10)
     were resigning, but then two days later the Board revoked such resignations. The resignations and subsequent revocations caused investors and members of the media, as is reasonable under the circumstances, to question the Board's ability to lead Xerox forward after the events that have come to light in the Deason Litigation. Some relevant third-party commentary was consolidated and included in
     Mr. Deason and Mr. Icahn's public statement on May 7, 2018 and is copied below. The Participants believe that the overwhelmingly negative reaction of the market, the media and investors to the resignations and subsequent revocations of a majority of the directors provides a strong factual basis to refer to the Board as being a "lame duck board."

              "Now it's just more uncertainty.....We don't know if the deal is back on. There's something
              happening behind the scenes, which does not raise confidence in the deal or the company." --
               Scott Deveau, Xerox CEO to Stay in Surprise U-Turn, Setting Up Icahn Proxy War (Bloomberg,
              May 4, 2018).

              "Xerox's directors have snatched defeat for the company from the jaws of a partial victory.
              Tuesday's settlement with activist investors Carl Icahn and Darwin Deason has foundered over extra legal protection for board members who were set to leave. They and discredited Chief
              Executive Jeff Jacobson will stay for now, leaving Xerox and its investors in limbo.....The
              settlement would have brought a new CEO and a revamped board. But in addition to a contractual indemnification and release from liability, the departing directors -- a group including Chuck Prince, who led Citigroup into the financial crisis and outstayed his welcome there, too -- wanted additional reassurance from [Judge] Ostrager, who declined to give it right
              away.....It's hard to see other potential buyers or partners working with the current directors and
              a CEO the board already decided once to replace last year and who just escaped a second near-
              departure. And as recently as Tuesday, they said the changes agreed with Icahn and Deason were in the best interest of Xerox and it shareholders.....Jacobson,
Prince and the other directors
              involved are jamming the company's future for the sake of their own." -- Richard Beales, Xerox
              Directors Jam Company's Future for Their Own (Reuters Breakingviews, May 4, 2018).

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                   "Over the recent decades this American icon of industry has failed to adapt to changes in the world and inflicted a series of injuries on itself. It should not have been a surprise that the company would turn ever more inward-looking as it headed towards its inevitable demise. What is painful to watch is its loss of dignity on the way to its corporate death. The flip-flops in control over this week are not good and will leave everyone confused and angry, accelerating and deepening the pain." -- George Bradt, Lessons From Xerox's Undignified Death Throes (Forbes,
                  May 4, 2018).

                  "This leaves the future of XRX cloaked in uncertainty and as we see it, it puts a lid on the
                  stock.....About all we're comfortable predicting at this
point is Jacobson and the six directors that
                  agreed to step down will be gone at some point. Whether that is through a new settlement, a proxy loss, or a sale to Fuji, Jacobson will not be CEO." -- Research Report, Xerox throws a nasty changeup (Gordon Haskett, May 4, 2018).

                  "While shareholders twist in the wind, the board and CEO get to hide behind corporate indemnity while waiting for a "Hail Mary" according to the CEO, and competitors are already targeting the company's customers and employees.....In appointing Jeff
Jacobson, a long time Rochester Xerox
                  and Kodak executive who came equipped with a law degree and an Ivy League education, the board failed to recognize that nimble corporate governance is now part of the core skillset of the
                  CEO. Shareholder lawsuits reveal that inside Xerox has a culture of poor corporate governance, tone-deaf ear to shareholder activists (who owned 15% of the company) and a board hopelessly broken by divided loyalties.....The ending to the Xerox
roller coaster is not far off, and it will
                  begin with the phrase "you can't make this stuff up."" -- Jeff Cunningham, Inside the Xerox
                  Boardroom Saga (Chief Executive, May 7, 2018).

                                                       *****

Each Participant hereby acknowledges that:

         the Participant is responsible for the adequacy and accuracy of the disclosure in the filing;

        Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

        the Participant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these responses, please do not hesitate to contact Louis Pastor, Deputy General
Counsel of Icahn Capital LP, at (212) 702-4361.

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                                                         Sincerely,

                                                        Icahn Capital LP

                                                        By: /s/ Louis Pastor
                                                            Louis Pastor
                                                            Deputy General
Counsel

cc: Bryan Hough, Esq., Securities & Exchange Commission
    Robert Leclerc, Esq., King & Spalding LLP

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